United States securities and exchange commission logo





                             March 11, 2022

       Rohan Ajila
       Chief Executive Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta, GA, 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed February 11,
2022
                                                            File No. 001-40468

       Dear Mr. Ajila:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A filed February 11, 2022

       Interested Director and Stockholder, page 1

   1. Please address whether and how the conflicts of interest with Mr. Gautham Pai impacted your search for an
acquisition target.
       Questions and Answers About the Proposals, page 3

   2. We note that certain shareholders agreed to waive their redemption rights. Please revise your disclosure to
describe any consideration provided in exchange for this agreement.
   3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have
at risk that depends on completion of a business combination.
                                                        Include the current
value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company's officers and directors, if material. Also, given Mr.
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March2 11, 2022 Page 2
Page
FirstName LastName
         Pai's ownership of a target company, disclose the number and quantify the value of the securities he will receive in the transaction. In this regard, please explain how you arrived at the number and percentages disclosed in the first risk factor on page 60.
4. Please revise to explicitly highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. Please include a discussion here about how the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company. Summary of this Proxy Statement
Parties to the Business Combinations, page 14

6. Please balance the disclosures related to Luminex to disclose their historical results of operations and financial condition. Please ensure the disclosures address and quantify:
         losses incurred, including material asset impairments; the negative trend in sales during the interim period; and significant debt balances.
7. Please balance the disclosures related to GP Global to disclose their historical results of operations and financial condition. Please ensure the disclosures address and quantify:
         losses incurred; the negative trend in revenue during the most recent fiscal year; significant short-term and long-term debt balances; and the significant stockholders'
         deficit. In addition, please revise the risk factor related to GP
Global   s debt on page 47, to
         quantify short-term and long-term debt balances as of the most recent balance sheet date.
The Business Combinations, page 16

8.       Based on GP Global   s revenues, results of operations, and financial
condition relative to
         Luminex, please more fully address and explain the determination of GP
Global   s
         enterprise value relative to Luminex   s enterprise value.
Redemption Rights, page 20

9. Please revise to clarify whether redemption rights are available for each merger transaction. Also disclose if there is any minimum cash condition related to each merger transaction.
Cautionary Note Regarding Forward-Looking Statements, page 26

10. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March3 11, 2022 Page 3
Page
FirstName LastName
         available.
Risk Factors, page 28

11. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.
Risks Related to GP Global's Business and Operations
Pursuant to the completion of the Business Combination, we may be required to take write-downs or write-offs ..., page 48

12. We note the disclosure states GP Global has identified certain assets on their balance sheet that need to be written-down or written-off. Please quantify and disclose the specific nature of the assets. Please also clarify and explain why the impairments are not recorded in the historical financial statements.
Anti-takeover provisions contained in the Proposed Charter, page 65

13. Please revise to highlight here each of the anti-takeover provisions. Unaudited Pro Forma Condensed Combined Financial Information, page 69

14. We note that on December 13, 2021, GACQ entered into Stock Purchase Agreements to acquire Luminex and GP Global. We also note that the consummation of the Luminex
         Acquisition is not conditioned on the consummation of the GP Global Acquisition;
         however, the GP Global Acquisition is conditioned on the consummation of the Luminex
         Acquisition. Due to the fact that the Luminex Acquisition may occur, without the GP
         Global Acquisition, it appears to us you should present an additional set of pro forma financial statements that reflect the acquisition of Luminex, on a no redemption and maximum redemption basis, without the acquisition of GP Global since such a scenario is also a potential outcome of the shareholder votes. Refer to Rules 11-02(a)(10) and 11-
         02(b)(4) of Regulation S-X.
15.      We note that because GACQ   s fiscal year-end is December 31, Luminex
 s fiscal year-end
         is February 28, and GP Global   s fiscal year-end is March 31, in
order for information as
         of and for the nine months ended September 30, 2021 and for the year ended
         December 31, 2020 to be comparable, Luminex   s and GP Global   s
financial information
         was adjusted and determined based on information as of and for the nine months ended
         September 30, 2021 and for the year ended December 31, 2020. In order for shareholders to better assess and understand how the financial information for Luminex and GP Global, included in the pro forma financial statements, correlates to each entities historical financial statements presented in the proxy statement, please provide footnotes to the pro
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March4 11, 2022 Page 4
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FirstName LastName
         forma financial statements that demonstrate how the financial information for both
         Luminex and GP Global was determined for each period. It appears to us the disclosures should be presented in columnar format beginning with each entities historical annual or interim period presented in their historical financial statements with additional columns adding and/or subtracting each additional period required to determine the comparative annual and interim periods included in the pro forma financial statements.
16.      We note the disclosures related to the scenario Assuming Minimum
Additional
         Redemptions, which assumes no shares of GACQ common stock are redeemed, and the scenario Assuming Maximum Redemptions, which assumes the redemption of
10.7 million
         shares of GACQ common stock at $10.00 per share, for an aggregate payment of approximately $100.8 million from the Trust Account. To the extent accurate, please
         confirm and clarify that if GACQ   s redemptions exceed 10.7 million
shares, the Business
         Combinations will not occur. In addition, please more fully explain how the maximum redemption amount was determined, including how that level of redemptions results in
         GACQ retaining at least $5,000,001 in net tangible assets.
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 2 - Basis of Presentation, page 77

17. We note your disclosure that the Business Combination between GACQ and Luminex is expected to be accounted for as a forward business acquisition with GACQ as the accounting acquirer and that tangible and intangible assets will be recorded at fair value and goodwill, if any, will be recorded. We also note your disclosure that for purposes of the unaudited pro forma condensed combined financial information you have not determined such adjustments, including the impact to the pro forma balance sheet as well as the potential amortization of intangibles to the pro forma statements of operations, if any, and as such, the pro forma balance sheet and pro forma statement of operations could be materially different. Please revise the pro forma financial statements to include all the pro forma adjustments and disclosures required by Rules 11-02(a)(6), 11-02(a)(8), and 11-
         02(a)(11) of Regulation S-X. In addition, based on disclosures that the purchase price for
         Luminex may range between $160 million and $200 million, please also revise the notes to the pro forma financial statements to quantify and discuss the impact of potential changes in the purchase price as required by Rule 11-02(a)(10) of Regulation S-X.

18. We note your disclosure that notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination between GACQ and GP
         Global is expected to be accounted for as a reverse acquisition because GP Global has been determined to be the accounting acquirer. Please provide us a comprehensive analysis regarding how you determined GP Global will be the accounting acquirer under both the no redemption and maximum redemption scenarios. Please be advised that since the acquisition of GP Global is conditioned on the consummation of the acquisition of
         Luminex, it appears to us that any analysis of the determination of the accounting acquirer
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March5 11, 2022 Page 5
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FirstName LastName
         should be based on GP Global and GACQ, subsequent to the acquisition of Luminex.

19.      We note your disclosure that under the reverse acquisition model, the
Business
         Combination with GP Global will be treated as GP Global issuing equity for GACQ, with tangible and intangible assets recorded at fair value and goodwill, if any, recorded. We also note your disclosure that for purposes of the unaudited pro forma condensed combined financial information you have not determined such adjustments, including the impact to the pro forma balance sheet as well as the potential amortization of intangibles to the pro forma of operations, if any, and as such, the pro forma balance sheet and pro forma statement of operations could be materially different. Please revise the pro forma financial statements to include all the pro forma adjustments and disclosures required by Rules 11-02(a)(6), 11-02(a)(8), and 11-02(a)(11) of
Regulation S-X. In
         addition, to the extent the purchase price may change, please also revise the notes to the pro forma financial statements to quantify and discuss the impact of potential changes in the purchase price as required by Rule 11-02(a)(10) of Regulation S-X.
Note 3 - Transaction Accounting Adjustments to the Unaudited Pro Forma Balance Sheet , page
78

20. Refer to Note 3(C). Please reflect the impact of transaction costs in the pro forma statement of operations, to the extent required. In addition, we note disclosure on page six that GACQ expects to spend approximately $12 million towards the
Business
         Combinations. Please clarify or revise the inconsistency in this amount and the amount disclosed in the pro forma financial statements.
21. Refer to Note 3(E). We note the disclosure that $127 million of GP Global's net debt will be assumed as consideration for the reverse acquisition and we also note a portion of GP
         Global   s debt appears to be eliminated through additional paid-in capital. Please more
         fully disclose and discuss the facts and circumstances regarding the elimination of GP
         Global debt.
22.      Refer to Note 3(F), which assumes the issuance of 10 million shares of
GACQ   s common
         stock to private PIPE investors at $10 per share. Please clarify if the PIPE investment is firmly committed and if the acquisitions are conditioned on the receipt of PIPE proceeds.
         If not, please explain to us how you determined this adjustment is appropriately presented in the pro forma financial statements based on the requirements of Rule 11-02(b)(4) of
         Regulations S-X. In addition, please clarify why no expenses associated with the PIPE investment are reflected in the pro forma financial statements.
23. Refer to Notes 3(I) and 3(J). We note that you have not yet determined related amounts.
         Please be advised that the purpose of pro forma financial statements is to reflect the impact of proposed transactions. Please revise the pro forma financial statements to include all the adjustments required by Rule 11-02(a)(6) of Regulation S-X and all the disclosures required by Rules 11-02(a)(8) and 11-02(a)(10) of Regulation S-X.
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March6 11, 2022 Page 6
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24.      Refer to note 3(L) and Note 4(CC). Please clarify the terms under which the minority
         shareholders are being bought out by GP Global. Absent an agreement from the minority shareholders to contribute cash to GP Global, it is not clear to us how this adjustment will result in an increase in cash. to the extent the minority shareholders are being bought out, it is also not clear to us why any allocations to minority shareholders continue to be reflected in the annual and interim pro forma statements of income. Please clarify or revise as appropriate. Also, please appropriately label and identify adjustment (CC) on page 75.
Note 4 - Transaction Accounting Adjustments to the Unaudited Pro Forma Statement of
Operations, page 79

25.      Refer to Note 4(BB). Based on Luminex   s historical financial
statements, it is not clear to
         us when or why a tax benefit was recorded by Luminex. Please clarify or revise.

Comparative Per Share Information, page 81

26. The disclosure that the weighted average shares outstanding and earnings (loss) per share information reflect the Business Combinations as if they had been consummated on
         January 1, 2021 is not consistent with the disclosure in the pro forma financial statements that indicates amounts reflect the Business Combinations as if they had been consummated on January 1, 2020. Please ensure updated disclosures are consistent.
27. We note the comparative share information included in this section assumes two redemption scenarios. Please revise to show a range of redemption scenarios, including minimum, maximum, and interim redemption levels.
Further Business Combination Discussions with GP Global, page 93

28. Your disclosures under Proposal 1 and Proposal 2 repeat a substantial amount of disclosure, such as the list of targets considered and the "further discussions" with GP
         Global and Luminex. Please consider revising to eliminate unnecessary duplication.
Further Business Combination Discussions with GP Global, page 110

29. Please clarify the conclusion presented by BDO at the January 26, 2022 meeting. From the disclosure beginning on page 114, it appears each of the equity values of GP Global is below the amount of consideration to be provided. Also, it appears the BDO opinion is not addressed in the disclosure beginning on page 126. Please explain whether and, if so, how the board considered that opinion in recommending approval of the transaction.
Opinion of BDO USA, LLP, page 114

30.      We note the statement that "BDO   s opinion may not be relied upon by
any other person."
         Please revise to eliminate this limitation on the use of the opinion. Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March7 11, 2022 Page 7
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FirstName LastName
Certain Prospective Financial Information, page 118

31. Please substantially revise the disclosure in this section. As one example, the sentence preceding the table indicates no separate projections were prepared; however, the paragraph after the table indicates each target company prepared projections. We also note disclosure on page 94, for example, and throughout your disclosure regarding proposals 1 and 2 that GP Global and Luminex each prepared projections and financial models. Please reconcile. If separate projections were prepared by each target, disclose those projections and all material assumptions and estimates on which they were based.
         Ensure your revisions adequately explain why the basis of the projections is reasonable.
         Conversely, if only the projections in the table were prepared, discuss how they were prepared if no separate forecasts from each target company were prepared. We may have additional comments after reviewing your response and revisions.
32. Please reconcile your disclosure here and on pages 95, 115 and 117 regarding who prepared the forecasted financial information.
Miscellaneous, page 118

33. Disclose the amount of the fee paid and/or to be paid to BDO for its fairness opinion.
The GACQ Boards Reasons for the Approval of the GP Global Business Combination, page 126

34. Please revise to clarify whether and how the board considered material interests in the
         transaction held by the sponsor and the company   s officers and
directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
35.      Explain the reference to "Life Co Business Combination."
Director Independence, page 161

36. Please expand to clarify how you determined that each director is independent. Cite all authority on which you rely.
Information about Luminex, page 165

37. Please separately disclose the amount or percentage of sales attributable to each significant retail customer during the periods presented on page 166. In addition, based on the materiality of sales attributable to significant customers, please tell us your consideration for identifying the customers in the proxy statement. Overview, page 165

38. Please clarify how the products "inspire, enhance, and improve [purchasers'] creativity and personal well-being."
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March8 11, 2022 Page 8
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FirstName LastName
Information About GP Global, page 186

39. Please disclose the amount or percentage of revenue attributable to each significant customer during each period presented. In addition, based on the materiality of revenue attributable to significant customers, please tell us your consideration for identifying the customers in the proxy statement. Also, please revise the related risk factor on page 39, to quantify the amount or percentage of revenue attributable to significant customers during each period presented and to quantify and discuss the material decrease in revenue attributable to significant customers during the most recent fiscal year.
40. Please discuss the material terms of the Febreze license you highlight in your disclosure, including the term and any termination provisions and the rights and obligations of the parties.
Industry Overview & Market Opportunities, page 188

41. Refer to the statements in the table about "expansion planned." Please clarify the nature of the expansion, its status, expected timing and anticipated source of capital.
Valuable, Hard-to-Replicate Global Sourcing, Manufacturing and Distribution Network, page
195

42. Clarify the reference to "China Plus One" and how it relates to your business.
Consumer demand patterns, page 198

43. Please clarify the first sentence of this section, including the "shift" and how that shift benefitted the company. Ensure your revisions are consistent with the disclosure regarding your results of operations, including the reasons underlying material changes for the periods presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations of GP
Global
Results of Operations, page 200

44. Please revise the disclosures related to current interim period operating results to also present and discuss changes in results relative to results of the corresponding interim period of the preceding fiscal year. For example, when you discuss results of operations for the interim period ended September 30, 2021 you should also present and discuss changes in the results relative to the interim period ended September 30, 2020.
45.      We note disclosures on page 204 related to    exceptional items    in
cost of revenues,
         including disclosures excluding such costs. We also note such costs are eliminated from the non-GAAP performance measure, Adjusted EBITDA, on page 206. It is not clear to us why it is appropriate to identify and segregate certain cost of revenues as "exceptional items" or eliminate them from a non-GAAP performance measure. Please clarify or
 Rohan Ajila
Global Consumer Acquisition Corp
March 11, 2022
Page 9
         revise.
46. We note disclosures on page 205 related to the reversal of interest accrued on inter-
         company accounts payable. It is not clear to us why inter-company interest expense would be accrued or reversed in the consolidated financial statements. Please clarify or revise.
Liquidity and Capital Resources, page 207

47. Please disclose and discuss your liquidity and capital resources for all periods, including the current interim period and the corresponding interim period of the preceding fiscal year. Please ensure the disclosures quantify and disclose total outstanding balances and maturity terms of short-term and long-term debt as of the most recent balance sheet date.
Security Ownership of Certain Beneficial Owners and Management of GACQ and The Combined Company, page 216

48. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by
         Highbridge Capital Management, LLC, Polar Asset Management Partners, Inc., and
         Yakira Capital Management, Inc.
GP Globals Relationships and Related Party Transactions, page 223

49. Please update the disclosure in this section to be as of the most recent practicable date.
Index to Financial Statements, page F-1

50. Please ensure the references in the index correspond to the correct financial statements.
         For example, it appears to us the Audited Financial Statements of Luminex Home Decor
         & Fragrance Holding Corporation begin on page F-38.
51. Please provide updated historical financial statements and related disclosures for GACQ,
         Luminex, and GP Global to the extent required by Rule 8-08 and Article 3 of Regulation
         S-X.

Luminex - Consolidated Financial Statements
Note 10 - Retirement Plans, page F-59
FirstName LastNameRohan Ajila
52. We note Luminex's Employee Phantom Stock Units vest immediately upon a change of
Comapany   NameGlobal
       control.          Consumer
                Please tell          Acquisition
                            us why pro           Corp
                                        forma adjustments for the associated
compensation
March expense
       11, 2022are not9reflected in the pro forma financial statements.
                Page
FirstName LastName
 Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March1011, 2022 Page 10
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FirstName LastName
GP Global - Consolidated Financial Statements
General, page F-88

53.      Please revise GP Global   s interim financial statements to provide
comparative statements
         for the corresponding interim period of the preceding fiscal year as required by Articles 3 and 10 of Regulation S-X.
54. We note additional financial statements are presented on pages F-122 and F-123 and F-
         153 through F-155; however, it is not clear to us why they are presented. Please clarify or revise.
Statements of Consolidated Cash Flows, page F-94

55. It is not clear to us why subtotals are presented under cash flows from operating activities here and on page F-129. Please advise or revise.
2. Summary of Significant Accounting Policies
Concentrations of Credit Risk, page F-100

56. We note disclosures related to significant account receivable balances on pages F-101 and
         F-136; however, please provide the disclosures required by ASC 280-10-50-42. Based on disclosures in MD&A, it appears to us that GP Global had at least two significant customers during the periods presented.
12. Long-Term Debt, page F-108

57. It is not clear to us why the disclosures related to debt maturities on page F-110 exclude loans payable to affiliated company. Please clarify or revise.
20. Subsequent Events, page F-118

58. We note disclosures in Note 20 on page F-118 and in Note 12 on page F-142 related to an investment and the debt restructurings, please more fully address the following:
             Explain the conversion terms of the convertible debentures issued by PIL to an affiliate of Bain and clarify how you determined the appropriate accounting.
             Specifically address what the debt is convertible into, the terms of conversion, the potential impact conversion could have of on GP Global's interest in PIL, and the potential impact that could have on the consolidated financial statements;
             Explain the conversion terms of the convertible debentures issued by MVP to Bank of Baroda and clarify how you determined the appropriate accounting. Specifically address what the debt is convertible into, the terms of conversion, the potential impact conversion could have of on GP Global's interest in MVP, and the potential impact that could have on the consolidated financial statements;
and
             Explain the impact of and accounting for the debt restructurings. Rohan Ajila
FirstName  LastNameRohan   Ajila
Global Consumer  Acquisition Corp
Comapany
March      NameGlobal Consumer Acquisition Corp
       11, 2022
March1111, 2022 Page 11
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22. Deconsolidation of Subsidiary, page F-120

59. Please disclose how GP Global lost control of its subsidiary and discuss the significance of this subsidiary to the consolidated financial statements.
General

60. Please provide an organizational chart or other visual representation of your structure assuming that the initial business combination transactions have occurred.
61. Please disclose the sponsor and its affiliates ownership in the combined company, assuming the exercise and conversion of all securities.
62. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
63. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
64. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
65. We note the ownership percentages disclosed on page 217. Please tell us whether you will be a controlled company following the transactions and, if so, disclose the related risks to investors. Also ensure you revise your disclosure beginning on page 159.
66. We note multiple references to completion of a PIPE financing. Please disclose the status of that intended transaction and the material terms. Also disclose whether completion of that financing is a condition to closing.
67. For each business combination proposal, disclose how the type and amount of consideration was negotiated between the parties, including proposals and counter-
         proposals, and who negotiated the terms of the transaction for each party. Ensure your revisions explain clearly how the form and amount of consideration for each of Luminex and GP Global were determined, including any reasons for the difference. For example, explain in specific detail why you are paying a higher valuation with stock consideration for GP Global.
68. Please refer to pages 94 and 95 regarding the engagement of Whitewater. Disclose the
         "projections and inputs" each target company provided to Whitewater. Also provide more specific disclosure of the exact substance of the discussions involving Whitewater that occurred from July 16 to September 10, 2021, as mentioned on page 95, and the
 Rohan Ajila
Global Consumer Acquisition Corp
March 11, 2022
Page 12
      discussion on September 11, 2021. Finally, disclose the information required by Item
      14(a)(6) of Schedule 14A regarding the presentation by Whitewater on September 11,
      2021.
69. It appears from your disclosure that Luminex and GP Global are engaged in similar businesses and manufacture similar products. Please disclose any overlap in the product portfolio, services provided and customers.
70. Please revise to explain in detail the methodology underlying the valuations you proposed for each entity during the course of negotiations. As one example, we note the July 5,
      2021 valuation of Luminex disclosed on page 94. We also note the September 20, 2021 proposal regarding GP Global. In addressing this comment, revise to explain how each factor resulted in the valuation proposed rather than merely listing factors considered.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andri Carpenter at 202-551-3645 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6001 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                          Sincerely,
FirstName LastNameRohan Ajila
                                                          Division of
Corporation Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                          Office of
Manufacturing
March 11, 2022 Page 12
cc:       Mitchell Nussbaum
FirstName LastName